CHINA PHARMACEUTICALS, INC.
24th Floor, Building A, Zhengxin Mansion
No. 5 of 1st Gaoxin Road, Hi-Tech Development Zone
Xi’an City, People’s Republic of China 710075

November 23, 2011

VIA EDGAR

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn:  Gus Rodriguez, Accounting Branch Chief

Re:	China Pharmaceuticals, Inc.
Item 4.01 Form 8-K Filed on October 24, 2011 File No. 000-52763

Dear Mr. Rodriguez,

We are responding to comments contained in the Staff letter, dated October 27, 2011, addressed to Guozhu Wang, Chief Executive Officer of China Pharmaceuticals, Inc. (the “Company”), with respect to the Company’s Form 4.01 Form 8-K filed on October 24, 2011 (the “10-K”).

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Item 4.01. Changes in Registrant’s Certifying Accountant

1.
It appears an Item 4.01 Form 8-K was not filed within 4 business days of the date you engaged your new auditors.  Please note that this delinquency may impact your eligibility requirements for filing on Form S-3.  Please confirm that you understand the impact of not filing the Item 4.01 Form 8-K within 4 business days.

Response:

Your comment is duly noted and the Company confirms that it understands the impact of not filing the Item 4.01 8-K within four business days.

We acknowledge that:

●	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Guozhu Wang
Name: Guozhu Wang
Title: Chief Executive Officer

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